SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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The following are included in this report on Form 6-K:

Sequential

Exhibit

Description

Page Number

A

Press release dated December 11, 2003

3

B

Press release dated January 30, 2004

5

C

Press release dated February 9, 2004

7

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EXHIBIT  A

SAPIENS SUCCESSFULLY COMPLETES NIS 75.2 MILLION –

APPROXIMATELY $17.1 MILLION – SECURITIES OFFERING IN ISRAEL

Research Triangle Park, N.C., December 11, 2003 - Sapiens International Corporation (NASDAQ and TASE: SPNS), today announced the successful completion of the previously announced offering of securities in Israel, resulting in gross proceeds of NIS 75.2 million (approximately $17.1 million).

Sapiens intends to use the net proceeds from the offering to finance its activities and those of its subsidiaries in accordance with the decisions of its Board of Directors from time to time.

Commenting on the results of the offering, Mr. Itzick Sharir, President and Chief Executive Officer, said: “We are very pleased with the excellent reception of the offering in Israel. The confidence of the financial community and the Israeli public was demonstrated by the over-subscription for the offered units.”

The actual determined price per unit is NIS 752 (approximately $171.14) with 100,000 units sold. Each of the units consists of 800 Debentures (Series A), two Options (Series A) exercisable into Debentures (Series A) and six Warrants (Series 1) exercisable into common shares of Sapiens.

The following is a description of the main terms of the securities sold in the offering:

The Debentures (Series A) are linked to the US dollar and bear annual interest at the rate of 6.0%, payable on the 5th of June and the 5th of December each year commencing on June 5, 2004 and ending on December 5, 2009. Principal is payable in four installments on the 5th of December of the years 2006-2009. During the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2009, the Debentures (Series A) are convertible in common shares at a conversion rate of one common share per each NIS 27 (approximately $6.14) amount of the Debentures. The conversion rate is subject to certain adjustments. The Debentures (Series A) are unsecured.

Each Option (Series A) is exercisable into 100 Debentures (Series A) no later than March 3, 2004 for an exercise price of NIS 96 (approximately $21.85).

Each Warrant (Series 1) is exercisable into one common share of the Company during the period beginning 45 days after the registration of the Debentures (Series A) for trading on TASE and ending November 21, 2007 for an exercise price of NIS 27 (approximately $6.14) linked to the US dollar.

The Debentures, Options and Warrants will trade on TASE only. Any common shares issued upon conversion of the Debentures (Series A) or exercise of the Warrants (Series 1) will be traded on both TASE and NASDAQ.

The offering was made to the public in Israel only in accordance with Israeli securities laws. It was not open to persons resident in the United States or to other US persons (other than distributors).

The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from registration.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens’ modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper and Panasonic UK, among others. For more information, please visit www.sapiens.com.

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FOR ADDITIONAL INFORMATION:

Yuval Hadari Chief Financial Officer Sapiens International Tel: +1-877-554-2426 +972-8-938-2721 E-mail: yuval.h@sapiens.com	Itzick Sharir Chief Executive Officer Sapiens International Tel: +44-1895-464 265 E-mail: itzick.s@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT  B

SAPIENS JOINS IBM’S ISV ADVANTAGE INITIATIVE TO HELP SMB CUSTOMERS IN P&C INSURANCE INDUSTRY

-- Companies to Offer Open, e-business on Demand Solutions --

Research Triangle Park, N.C. -- January 30, 2004 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a leading provider of insurance business solutions, today announced that it has joined IBM’s ISV Advantage Initiative, a program designed to provide independent software vendors (ISVs) with technical and marketing support to help meet the specific information technology needs of small and medium business (SMB) companies. Customers are seeking solutions that help them better integrate processes and applications internally and externally and allow them to quickly respond to changing market opportunities on demand.

Sapiens’ Policy INSIGHT increases business agility and modernizes legacy business processes into integrated platforms with faster reaction times, increased cost-efficiency through consolidation and customized web-based portals. Policy INSIGHT enables agents to conduct new business processing (rate, quote, issue), including all lifecycle transactions, in real time. Policy INSIGHT also includes workflow capabilities that allow agents and underwriters to quickly communicate and resolve underwriting backlogs. Lines of business can easily be configured and maintained by business analysts. Policy INSIGHT is built on the WebSphere platform and leverages the power of XML standards and business rules.

Enabling Policy INSIGHT on IBM’s DB2 and WebSphere Internet infrastructure software will help Sapiens expand into the SMB market faster and more effectively than is possible with proprietary platforms.

“Sapiens is quite excited about being a leading partner in IBM’s ISV Advantage initiative,” said Dan Trajman, President, Sapiens Americas. “We expect this strong business development relationship combined with Sapiens innovative solutions and IBM’s platforms to bring extensive on-demand value to the global insurance SMB market.”

“We are pleased that Sapiens has committed to IBM as a partner of choice by joining ISV Advantage,” said Buell Duncan, General Manager, ISV & Developer Relations, IBM. “Collaborating with Sapiens will ensure that we develop open solutions that are easy to maintain and cost effective for our medium sized business customers in the insurance industry.”

The IBM WebSphere and DB2 family includes products that are designed and priced specifically for small and medium businesses -- easy to install and manage, scalable to grow with a business, rich in functionality, and based on open standards to allow integration with existing software and hardware platforms.

Sapiens will also work closely with IBM to expand its visibility in the insurance industry through various co-marketing and sales activities.

ISV Advantage is administered by PartnerWorld for Developers, the developer resource for IBM Business Partners.  It is a worldwide program designed to help software developers reach broader markets, lower their costs of doing business, and take their products to market faster. For more information, visit http://www.ibm.com/partnerworld, or call 1-800-426-9990 in North America, 1-770-863-2048 outside North America.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING, Occidental Fire & Casualty among others.  For more information, please visit http://www.sapiens.com

* IBM, the IBM Business Partner emblem, DB2, DB2 Universal Database, PartnerWorld and WebSphere are trademarks or registered trademarks of IBM Corporation in the United States, other countries, or both.

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FOR ADDITIONAL INFORMATION:

Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT C

SAPIENS ANNOUNCES Q4 2003 AND YEAR-END RESULTS

The Company reports a profit for the second consecutive quarter

Annual results show improved net results despite a decline in revenues

Research Triangle Park, N.C.—February 9, 2004 —Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its unaudited results of operations for the year ended December 31, 2003 and its unaudited results of operations for the fourth quarter of 2003.

Q4 2003 Results:

Compared to the previous quarter of 2003, the Company reported marginal but continuing improvement in the fourth quarter of 2003. Revenues increased slightly from $13.4 million to $13.5 million while gross profit increased 4.5% from $6.4 million to $6.7 million and the gross profit margin improved 4.0% from 47.7% to 49.6%. The Company reported operating income of $0.5 million in the fourth quarter of 2003 compared with operating income of $0.3 million in the previous quarter, and net income of $0.15 million compared with net income of $0.04 million in the previous quarter.

Compared to the fourth quarter last year, revenues in the fourth quarter of 2003 decreased to $13.5 million from $15.9 million. Gross profit margin rose to 49.6% compared to 42.7% in the same period last year. Operating income amounted to $0.5 million compared with an operating loss of $2.4 million in the same period of last year. The Company recorded net income of $0.15 million compared with a net loss of $4.9 million in the same period of last year.

2003 Annual results:

Total revenues for 2003 decreased to $52.3 million in 2003 from $64.8 million in 2002. The Company’s gross profit margin increased to 45.3% compared with 44.3% in 2002, reflecting continued overall improvement in revenue mix, project delivery and utilization of resources. The operating loss decreased to $1.5 million from $1.6 million last year, and the net loss decreased to $2.2 million compared with a net loss of $5.2 million last year.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented: “2003 was a tough year for Sapiens and I am pleased that we have come out stronger and better prepared for the road ahead.

“The fourth quarter is our second consecutive profitable quarter with an improvement of 65% in operating income compared with the previous quarter. Year over year, we have succeeded in significantly reducing our net loss by 58% ($2.2 million compared with $5.2 million) despite a sharp decline in revenues, primarily as part of the Company’s decision to abandon non-strategic lines of business. We have improved our cash position and liquidity, $31.8 million compared with $22 million, due primarily to a successful offering of convertible debentures on the Tel Aviv Stock Exchange, resulting in gross proceeds to the Company of approximately $17 million in the fourth quarter.

“Entering 2004, we continue with our strategic plan in servicing the insurance market. We are launching new solutions under our INSIGHT suite of products while strengthening our working relations with strategic partners at all levels, primarily IBM Corporation.”

Q4 2003 CONFERENCE CALL:

Sapiens International will hold a Conference Call

to discuss the results on Monday, February 9, 2004, at 09:00AM (EST)

To participate, please call:
From the US and Canada: 1-866-485 2399
From the UK: 0-800-917 4613
International callers: + 972-3-9180610
10 minutes prior to start time

FOR ADDITIONAL INFORMATION:

Yuval Hadari

Itzick Sharir

Chief Financial Officer

Chief Executive Officer

Sapiens International

Sapiens International

Tel:

+1-877-554-2426

Tel:   +44-1895-464 265

+972-8-938-2721

E-mail: itzick.s@sapiens.com

E-mail: yuval.h@sapiens.com

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING and Occidental Fire & Casualty, among others. For more information, please visit http://www.sapiens.com.

# # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

# # #

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)

		For the three months ended		For the year ended
		12/31/2003	12/31/2002	12/31/2003	12/31/2002
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Revenues
	Products	$ 9,082	$ 10,144	$ 32,673	$ 42,008
	Consulting and other services	4,392	5,761	19,645	22,820
	Total revenues	13,474	15,905	52,318	64,828

	Cost of revenues
	Products	4,389	5,774	17,489	22,567
	Consulting and other services	2,403	3,333	11,118	13,543
	Total cost of revenues	6,792	9,107	28,607	36,110

	Gross Profit	6,682	6,798	23,711	28,718

	Expenses
	Research and development, net	727	1,630	3,656	6,017
	Selling, general and administrative	5,414	7,075	21,539	23,782
	Restructuring expenses	-	481	-	481

	Operating Income/(Loss)	541	(2,388)	(1,484)	(1,562)

	Financial expenses, net	357	239	958	971
	Taxes and other expenses, net (a)	39	2,234	(255)	2,620

	Net Income/(Loss)	$ 145	$ (4,861)	$ (2,187)	$ (5,153)

	Basic and diluted earnings/(loss) per share (b)	$ 0.01	$ (0.60)	$ (0.20)	$ (0.69)

	Weighted average shares used to compute:
	Basic earnings/(loss) per share	10,694	8,104	10,692	7,474
	Diluted earnings/(loss) per share (b)	17,358	8,104	10,692	7,474

Note	a: Includes minority interest
		b: Due to the net loss in 2003 and 2002 the inclusion of dilutive securities would be antidilutive.

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	12/31/2003	12/31/2002
	(Unaudited)	(Audited)

Assets

Cash	$ 31,775	$ 22,001
Short-term investments	1,039	1,652
	32,814	23,653
Trade receivables	9,133	10,405
Other current assets	4,798	5,842
Total current assets	46,745	39,900

Property and equipment, net	3,060	3,426
Other assets	25,437	21,826

Total assets	$ 75,242	$ 65,152

Liabilities and shareholders’ equity

Short-term loans and current maturities
of long-term debt	$ 9,579	$ 9,483
Trade payables	2,619	2,578
Other liabilities and accrued expenses	11,054	14,541
Deferred revenue	3,254	3,683
Total current liabilities	26,506	30,285

Long-term debt and other liabilities	8,111	7,787
Convertible debentures	15,191	-
Redeemable shares in a subsidiary	11,505	11,185
Shareholders’ equity	13,929	15,895

Total liabilities and shareholders’ equity	$ 75,242	$ 65,152

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  February 11, 2004

By:

/s/  Norman Kotler

Norman Kotler

General Counsel and

Corporate Secretary